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                                 UNITED STATES    --------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          Hollywood Casino Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

               Class A Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   436132203
--------------------------------------------------------------------------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

                                  SCHEDULE 13G

-------------------                                        ------------------
CUSIP No. 436132203                                        Page 2 of 11 Pages
                                                               ---  ----
-------------------                                        ------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William D. Pratt
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
 NUMBER OF

   SHARES                  4,899,447 (1)
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER

  OWNED BY                 0
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER

  REPORTING                4,899,447(1)
                  --------------------------------------------------------------
   PERSON            8    SHARED DISPOSITIVE POWER

    WITH                   0
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,899,447(1)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [_]

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        19.8%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1) Represents Common Stock owned of record by William D. Pratt (10,000 shares), the J.E. Pratt Family Trust (4,588,867 shares), W.D. Pratt Co.
     No. 1 (290,830 shares), and WDP Jr. Family Trust (9,750 shares). William D. Pratt disclaims beneficial ownership of all shares held by W.D. Pratt Co. No. 1 exceeding his pecuniary interest therein and all shares held by the J.E. Pratt Family Trust and the WDP Jr. Family Trust.

                                  SCHEDULE 13G

-------------------                                        ------------------
CUSIP No. 436132203                                        Page 3 of 11 Pages
                                                               ---  ----
-------------------                                        ------------------

--------------------------------------------------------------------------------
   NAME OF REPORTING PERSON
1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   J.E. Pratt Family Trust
--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   SEC USE ONLY
3

--------------------------------------------------------------------------------
   CITIZENSHIP OR PLACE OR ORGANIZATION
4
   Texas
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
  NUMBER OF          5
                        4,588,867 (1)
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY            SHARED VOTING POWER
                     6
  OWNED BY              0

    EACH          --------------------------------------------------------------
                        SOLE DISPOSITIVE POWER
  REPORTING          7
                        4,588,867(1)
   PERSON
                  --------------------------------------------------------------
    WITH                SHARED DISPOSITIVE POWER
                     8
                        0
----------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
   4,588,867
--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*     [_]
10
--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
   18.5%
--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON*
12
   OO - Trust
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Power is exercised through its Trustee, William D. Pratt.

                                  SCHEDULE 13G

-------------------                                        ------------------
CUSIP No. 436132203                                        Page 4 of 11 Pages
                                                               ---  ----
-------------------                                        ------------------

--------------------------------------------------------------------------------
   NAME OF REPORTING PERSON
1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   W.D. Pratt Co. No. 1
--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
   CITIZENSHIP OR PLACE OR ORGANIZATION
4
   Texas
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
 NUMBER OF           5
                        290,830 (1)
  SHARES
                 ---------------------------------------------------------------
BENEFICIALLY            SHARED VOTING POWER
                     6
 OWNED BY               0

   EACH          ---------------------------------------------------------------
                        SOLE DISPOSITIVE POWER
 REPORTING           7
                        290,830 (1)
  PERSON
                 ---------------------------------------------------------------
   WITH                 SHARED DISPOSITIVE POWER
                     8
                        0
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
   290,830

--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                            [_]

--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
   1.2%

--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON*
12
   PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Power is exercised through its Managing General Partner, William D. Pratt.

                                  SCHEDULE 13G

-------------------                                        ------------------
CUSIP No. 436132203                                        Page 5 of 11 Pages
                                                               ---  ----
-------------------                                        ------------------

--------------------------------------------------------------------------------
   NAME OF REPORTING PERSON
1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   WDP Jr. Family Trust
--------------------------------------------------------------------------------
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                        (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   SEC USE ONLY
3

--------------------------------------------------------------------------------
   CITIZENSHIP OR PLACE OR ORGANIZATION
4
   Texas
--------------------------------------------------------------------------------
                        SOLE VOTING POWER
 NUMBER OF           5
                        9,750 (1)
  SHARES
                ---------------------------------------------------------------
BENEFICIALLY            SHARED VOTING POWER
                     6
 OWNED BY               0

   EACH         ---------------------------------------------------------------
                        SOLE DISPOSITIVE POWER
 REPORTING           7
                        9,750 (1)
  PERSON
                 ---------------------------------------------------------------
   WITH                 SHARED DISPOSITIVE POWER
                     8
                        0
--------------------------------------------------------------------------------
   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
   9,750

--------------------------------------------------------------------------------
   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                          [_]

--------------------------------------------------------------------------------
   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
   Less than 0.1%

--------------------------------------------------------------------------------
   TYPE OF REPORTING PERSON*
12
   OO - Trust
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

(1)  Power is exercised through its Trustee, William D. Pratt.

                                                       ------------------
                                                       Page 6 of 11 Pages
                                                           ---  ----
                                                       ------------------

Item 1(a)   Name of Issuer:
---------   --------------

                 Hollywood Casino Corporation (the "Company")

Item 1(b)   Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

                 Two Galleria Tower, Suite 2200
                 13455 Noel Road
                 Dallas, Texas 75240

Item 2(a)   Name of Persons Filing:
---------   ----------------------

                 This statement is filed on behalf of William D. Pratt, the J.E. Pratt Family Trust (the "JEP Trust"), W.D. Pratt Co. No. 1 (the "Partnership"), and the WDP Jr. Family Trust (the "WDP Jr. Trust") (collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

Item 2(b)   Address of Reporting Persons:
---------   ----------------------------

                 Two Galleria Tower, Suite 2200
                 13455 Noel Road
                 Dallas, Texas 75240

Item 2(c)   Citizenship:
---------   -----------

                 William D. Pratt is a citizen of the United States of America. The JEP Trust is governed by the laws of the State of Texas and is located in Texas. The Partnership is organized as a general partnership under the laws of the State of Texas and is located in Texas. The WDP Jr. Trust is governed by the laws of the State of Texas and is located in Texas.

Item 2(d)   Title of Class of Securities:
---------   ----------------------------

                 Class A Common Stock, $0.0001 par value per share (the "Common Stock")

Item 2(e)   CUSIP No.:
---------   ---------

                 436132203

                                                       ------------------
                                                       Page 7 of 11 Pages
                                                           ---  ----
                                                       ------------------
Item 3 Status of Person Filing:
------ -----------------------

                 Not applicable.

Item 4 Ownership:
------ ---------

                 William D. Pratt owns of record 10,000 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons). William D. Pratt may be deemed to be the beneficial owner of an aggregate of 4,899,447 shares of Common Stock (representing approximately 19.8% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons), which number includes, in addition to the 10,000 shares owned of record by him, 4,588,867 shares owned of record by the JEP Trust, 290,830 shares owned of record by the Partnership, and 9,750 shares owned of record by the WDP Jr. Trust. William D. Pratt is the Trustee of the JEP Trust, the Managing General Partner of the Partnership, and the Trustee of the WDP Jr. Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the JEP Trust, the Partnership and the WDP Jr. Trust. William D. Pratt disclaims beneficial ownership of all shares of Common Stock owned by the JEP Trust and the WDP Jr. Trust and any shares of Common Stock held by the Partnership exceeding his pecuniary interest therein.

                 William D. Pratt has sole voting power and sole dispositive power with respect to the 10,000 shares of Common Stock owned of record by him, the 4,588,867 shares of Common Stock owned of record by the JEP Trust, the 290,830 shares of Common Stock owned of record by the Partnership, and the 9,750 shares owned of record by the WDP Jr. Trust, for a total of 4,899,447 aggregate shares of Common Stock of the Company.

                 The JEP Trust owns of record and beneficially an aggregate of 4,588,867 shares of Common Stock of the Company (representing approximately 18.5% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                 The JEP Trust has sole voting power and sole dispositive power with respect to the 4,588,867 shares of Common Stock owned of record by it.

                                                       ------------------
                                                       Page 8 of 11 Pages
                                                           ---  ----
                                                       ------------------

                 The Partnership owns of record and beneficially an aggregate of 290,830 shares of Common Stock of the Company (representing approximately 1.2% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                 The Partnership has sole voting power and sole dispositive power with respect to the 290,830 shares of Common Stock owned of record by it.

                 The WDP Jr. Trust owns of record and beneficially an aggregate of 9,750 shares of Common Stock of the Company (representing less than 0.1% of the shares of Common Stock outstanding on December 31, 1996, based on information supplied by the Company to the Reporting Persons).

                 The WDP Jr. Trust has sole voting power and sole dispositive power with respect to the 9,750 shares of Common Stock owned of record by it.

                 The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

Item 5    Ownership of 5% or Less of a Class:
------    ----------------------------------

                 Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person:
------    -----------------------------------------------------

                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 10,000 shares of Common Stock owned of record and beneficially by William D. Pratt, the 4,588,867 shares of Common Stock owned of record and beneficially by the JEP Trust, the 290,830 shares of Common Stock owned of record and beneficially by the Partnership, or the 9,750 shares of Common Stock owned of record and beneficially by the WDP Jr. Trust.

Item 7    Identification and Classification of the Subsidiary which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By The Parent Holding Company:
          --------------------------------------------------------

                 Not applicable.

                                                       ------------------
                                                       Page 9 of 11 Pages
                                                           ---  ----
                                                       ------------------

Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

                 Not applicable.

Item 9    Notice of Dissolution of Group:
------    ------------------------------

                 Not applicable.

Item 10   Certification:
-------   -------------

                 Not applicable.

                                                       -------------------
                                                       Page 10 of 11 Pages
                                                           ----  ----
                                                       -------------------

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: February 12, 1997

                                           WILLIAM D. PRATT


                                           /s/ William D. Pratt
                                           ------------------------------



                                           J.E. PRATT FAMILY TRUST



                                           /s/ William D. Pratt
                                           ------------------------------
                                           By: William D. Pratt
                                               Trustee


                                           W.D. PRATT CO. NO. 1


                                           /s/ William D. Pratt
                                           ------------------------------
                                           By: William D. Pratt
                                               Managing General Partner



                                           WDP JR. FAMILY TRUST


                                           /s/ William D. Pratt
                                           ------------------------------
                                           By: William D. Pratt
                                               Trustee

                                                       -------------------
                                                       Page 11 of 11 Pages
                                                           ----  ----
                                                       -------------------

                                  EXHIBIT 7.1
                             JOINT FILING AGREEMENT
                             ----------------------


     In accordance with Rule 13d-1(f) promulgated under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any amendments thereto) with regard to the common stock of Hollywood Casino Corporation, and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 12th day of February, 1997.

                                           WILLIAM D. PRATT

                                           /s/ William D. Pratt
                                           ------------------------------



                                           J.E. PRATT FAMILY TRUST


                                           /s/ William D. Pratt
                                           ------------------------------
                                           By: William D. Pratt
                                               Trustee


                                           W.D. PRATT CO. NO. 1


                                           /s/ William D. Pratt
                                           ------------------------------
                                           By: William D. Pratt
                                               Managing General Partner



                                           WDP JR. FAMILY TRUST


                                           /s/ William D. Pratt
                                           ------------------------------
                                           By: William D. Pratt
                                               Trustee